Exhibit 12.1

Entercom Communications Corp.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Nine Months Ended September 30,	Years Ended
	2011	2010	2009	2008	2007	2006
	(amounts in thousands, except for ratios)
Earnings
Income (loss) from continuing operations before income taxes (benefit)	$37,092	$67,031	$(131)	$(745,172)	$(7,699)	$83,443
Fixed charges	19,366	34,534	35,371	49,181	55,178	47,468

Earnings (losses) available for fixed charges	$56,458	$101,565	$35,240	$(695,991)	$47,479	$130,911

Fixed charges
Interest expense	13,679	26,598	29,711	43,393	49,502	42,833
Amortization of deferred financing costs	2,825	3,912	1,518	1,647	1,681	1,340
Estimated interest expense portion included in rent expense	2,862	4,024	4,142	4,141	3,995	3,295

Total fixed charges	$19,366	$34,534	$35,371	$49,181	$55,178	$47,468

Ratio of earnings to fixed charges	2.92x	2.94x	1.00x	—	0.86x	2.76x

Deficiency of earnings to fixed charges	—	—	—	$(745,172)	—	—